11017953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 JUN 15 PM 2:02
SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65893

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Financial Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two North LaSalle Street, Suite 800
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kendra Steele (312) 602-6115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 South Wacker Drive Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kendra Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Financial Equities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Fin OP / Vice President

Title

Notary Public

OFFICIAL SEAL
ANN RYAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/31/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Member

COHEN FINANCIAL EQUITIES LLC

We have audited the accompanying statements of financial condition of Cohen Financial Equities LLC (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's capital, and cash flows for the year then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cohen Financial Equities, LLC as of and for the year ended December 31, 2009, were audited by other auditors whose report dated February 22, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen Financial Equities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 – 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 25, 2011

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 49,744	$ 68,708
FINRA receivable	935	707
Other assets	-	1,632
TOTAL ASSETS	$ 50,679	$ 71,047
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$ 15,454	$ 12,240
Member's capital	35,225	58,807
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 50,679	$ 71,047

See Notes to Financial Statements

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENTS OF OPERATIONS

Years Ended December 31, 2010 and 2009

	2010	2009
REVENUE	$ 4,975	$ -
EXPENSES		
Training expense	3,258	2,295
Professional fees	27,063	22,764
Other operating expenses	9,080	6,152
TOTAL EXPENSES	39,401	31,211
NET LOSS	$ (34,426)	$ (31,211)

See Notes to Financial Statements

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

Years Ended December 31, 2010 and 2009

Balance, December 31, 2008	$ 80,984
Capital contribution	9,034
Net loss	(31,211)
Balance, December 31, 2009	58,807
Capital contribution	10,844
Net loss	(34,426)
Balance, December 31, 2010	$ 35,225

See Notes to Financial Statements

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (34,426)	$ (31,211)
Adjustments to reconcile net loss to		
net cash flows from operating activities:		
Member's payment of certain expenses		
on behalf of the Company (Capital Contribution)	10,844	9,034
Decrease (increase) in operating assets:		
FINRA receivable	(228)	603
Other assets	1,632	(247)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	3,214	(333)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(18,964)	(22,154)
NET DECREASE IN CASH	(18,964)	(22,154)
CASH, BEGINNING OF YEAR	68,708	90,862
CASH, END OF YEAR	$ 49,744	$ 68,708

See Notes to Financial Statements

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

(1) Summary of significant accounting policies

Organization and nature of operations – CMBS-A, LLC was organized as a limited liability company on February 25, 1999, under the laws of the State of Illinois for the purpose of providing investment services and shall continue in existence until March 1, 2049, unless terminated earlier. CMBS-A, LLC had no operations. On March 1, 2003, CMBS-A, LLC changed its name to Cohen Financial Equities LLC (the "Company"). The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer. In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

On June 1, 2004, CFC Management Associates, LLC transferred its interest in the Company to CFC Transactions, LLC making CFC Transactions, LLC the sole member of the Company.

On March 1, 2010, CFC Transactions, LLC transferred its interest in the Company to Cohen Financial, L.P. making Cohen Financial, L.P. the sole member of the Company.

The member shall not be personally liable to the Company or the creditors of the Company for the debts of the Company or any of its losses beyond the amount of capital actually contributed to the Company by such member plus its accumulated and undistributed net profits of the Company and any interest thereon.

The Company was formed to provide investment advisory services for institutional customers and high net-worth individuals and to provide services as a placement agent in private placements of securities for these and other customers.

Income taxes – Federal and state income taxes related to income and expenses of the Company are the responsibility of the member and are not included in the accompanying financial statements.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Revenue from transaction fees consists of equity placement fees and is recognized as income upon the closing of the transaction.

Cash and cash equivalents – The Company considers all highly liquid financial instruments with maturity of three months or less at acquisition, that are not held in the ordinary course of business, to be cash equivalents.

(2) Distributions to the member

The member may, at its discretion (but is not required to), make distributions of cash at any time.

(3) FINRA receivable

The Company maintains funds on deposit with FINRA to pay future processing fees. These funds are refundable on demand.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2010 and 2009, the Company had capital, net of nonallowable assets, of $34,290 and $46,468, respectively, which was $29,290 and $41,468, respectively, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.45 to 1 at December 31, 2010.

(5) Related party

The Company has an agreement with CFC Transactions, LLC, a subsidiary of its parent company, to receive support services and office space. The support services include legal, accounting, marketing, telecommunications, computer support, and managerial services. The office space agreement allows the Company exclusive rights to a portion of the parent's main office and four branch offices. These costs were $10,844 and $9,034 for the years ended December 31, 2010 and 2009, respectively, and were recorded as professional fees in the accompanying statements of operations. These costs were incurred by CFC Transactions, LLC on behalf of the Company and were accounted for as a member contribution of capital in the accompanying statements of changes in member's capital. This agreement may be terminated by either party with a 30-day written notice.

(6) Reconciliation of statement of operations to focus report of income for the year ended December 31, 2010

Total revenue	$ 4,975
Total expenses	(39,401)
Net loss per statement of operations	$ (34,426)
Adjustment to record costs pursuant to the office space agreement	10,844
Net loss per focus report of income	$ (23,582)

(7) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph (k)(2)(i) of that rule.

(8) Subsequent events

The Company has evaluated subsequent events through February 25, 2011, the date which the financial statements were available to be issued.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2010

Net capital:	
Total member's capital	$ 35,225
Less nonallowable assets	(935)
Net capital	34,290
Net capital requirement	5,000
Excess net capital	$ 29,290
Aggregate indebtedness - accounts payable, accrued expenses and other unsubordinated liabilities	$ 15,454
Ratio of aggregate indebtedness to net capital	0.45 to 1

The Company is exempt under paragraph (k)(2)(i) of Rule 15c3-3 from computing the reserve requirements under Exhibit A of Rule 15c3-3 and from including information relating to the possession or control requirements under Rule 15c3-3 because the Company is an introducing broker that does not receive customer funds or securities.

See accompanying independent auditors' report.

Schedule II

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITY EXCHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of December 31, 2010)

December 31, 2010

Net capital as reported in Part I of Form X-17A-5	$ 34,290
Reconciling items	-
Net capital as reported on line 10 of Schedule I	$ 34,290

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS
125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member

COHEN FINANCIAL EQUITIES LLC

In planning and performing our audit of the financial statements of Cohen Financial Equities LLC (the "Company") as of December 31, 2010, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Chicago, Illinois
February 25, 2011